SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from                                          to

Commission file number 001-15749

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Alliance Data Systems
401(k) and Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alliance Data Systems Corporation

17655 Waterview Parkway
Dallas, Texas 75252

Alliance Data Systems 401(k) and Retirement Savings Plan

Report on Audits of Financial Statements
As of and for the Years Ended December 31, 2004 and 2003
and Supplemental Schedule
As of December 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Alliance Data
Systems Corporation, Compensation Committee of
the Board of Directors and Plan Administrator
of the Alliance Data Systems 401(k) and
Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Alliance Data Systems 401(k) and Retirement Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investments held at end of year December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ary, Roepcke & Mulchaey, P.C.

Columbus, Ohio
June 23, 2005

Alliance Data Systems 401(k) and Retirement Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets:

Investments	$141,018,243	$32,002,507

Cash	43,651	—

Receivable for contributions:
Employer	6,597,711	6,054,093
Participants	275,553	183,099

Total contributions receivable	6,873,264	6,237,192

Due from brokers	12,233	80,165,711

Accrued interest and dividends	—	595

Total assets	147,947,391	118,406,005

Liabilities:

Administrative fees payable	57,667	—

Due to broker	24,646	—

Total liabilities	82,313	—

Net assets available for benefits	$147,865,078	$118,406,005

The accompanying notes are an integral part of these financial statements.

Alliance Data Systems 401(k) and Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2004 and 2003

	2004	2003
Additions:

Investment income:
Net appreciation in fair value of investments	$11,438,485	$17,828,910
Mutual funds’ earnings	2,314,880	341,671
Common collective trusts’ earnings	942,762	5,804
Interest	183,070	182,372
Dividends	11,581	—

Total investment income	14,890,778	18,358,757

Contributions:
Employer	12,756,889	10,294,451
Participants	12,494,466	10,109,567
Rollovers	1,234,345	1,618,081

Total contributions	26,485,700	22,022,099

Total additions	41,376,478	40,380,856

Deductions:

Distributions to participants	11,661,357	7,269,894
Administrative expenses	256,048	545,670

Total deductions	11,917,405	7,815,564

Net increase	29,459,073	32,565,292

Net assets available for benefits:
Beginning of year	118,406,005	85,840,713

End of year	$147,865,078	$118,406,005

The accompanying notes are an integral part of these financial statements.

Alliance Data Systems 401(k) and Retirement Savings Plan

Notes to Financial Statements
December 31, 2004 and 2003

1. Description of the plan

General

The Alliance Data Systems 401(k) and Retirement Savings Plan (the “Plan”) is a defined contribution plan covering certain employees of ADS Alliance Data Systems, Inc. (“ADSI”), and its affiliates (the “Employer”). Employees of the Employer 21 years of age or more are generally eligible to participate immediately. Seasonal, temporary and on-call employees who perform more than 1,000 hours of service within one year are also eligible. Prior to January 1, 2004 employees generally were eligible the month following the completion of thirty days of service and seasonal, temporary and on-call employees who perform more than 1,000 hours of service within one year were also eligible.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) as amended.

Amendments

The Plan was amended during 2004, to among other things: 1) change the eligibility as noted under the section “General” above, 2) change contributions as noted under the section “Employer’s Contributions” and “Participant’s Voluntary Contributions” below, and 3) change vesting as noted under the section “Vesting” below.

The Plan was amended during 2003, to among other things: 1) eliminate automatic deemed voluntary tax-deferred elections as noted under the section “Participant’s Voluntary Contributions” below, 2) permit participant catch-up contributions as noted under the section “Participant’s Voluntary Contributions” below, and 3) give prior service credit to new employees resulting from acquisitions that took place during the year by the Employer.

Contributions

Employer’s Contributions

The Employer may authorize a discretionary profit sharing contribution (“Profit Sharing Contribution”), which will be a specified percentage of the participant’s compensation and may be integrated with Social Security to the extent permitted under the Internal Revenue Code (“Code”). To be eligible a participant must not have separated from service as of the end of the Plan year unless due to death, total and permanent disability, or retirement on or after normal retirement age. The annual compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Code. The annual compensation limit for the Plan years ended December 31, 2004 and 2003 was $205,000 and $200,000, respectively. On February 2, 2005, the Employer’s board of directors approved a Profit Sharing Contribution of 2.662% for compensation up to the Social Security wage base and 5.324% for compensation thereafter for the year 2004. Prior to January 1, 2004, the Profit Sharing Contribution was not offered under the terms of the Plan.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

Subject to other limits provided in the Plan, including the nondiscrimination rules, the Employer will provide a retirement contribution (“Retirement Contribution”) to a participant who was a participant as of December 31, 2003, continuously employed through and including December 31, 2004 unless due to death, total and permanent disability, retirement on or after normal retirement age, and who was not a highly compensated employee under the Code. The Retirement Contribution will be equal to the sum of a participant’s allocable points as of the last day of the Plan year multiplied by such participant’s annual compensation and divided by 100 and then reduced by any Profit Sharing Contribution, but not below zero. The Retirement Contribution is not offered under the terms of the Plan after December 31, 2004.

Allocation points will be determined by the following tables:

Participant’s	Allocable
age	points
40 - 44	1
45 - 49	2
50 - 54	3
55 - 59	4
60 and up	5

Participant’s
years of	Allocable
vesting service	points
0 - 9	1
10 - 14	2
15 - 19	3
20 - 24	4
25 - 29	5
30 - 34	6
35 and up	7

The Employer will provide a 100% matching contribution on the first 3% and a 50% matching contribution on the next 2% of a participant’s voluntary contributions based on a payroll period basis for participants who have completed either 180 days of uninterrupted service with the Employer or a year of eligibility service, which ever occurs first. As of the end of the Plan year the Employer will provide a true up matching contribution based on the above percentages and voluntary contributions and compensation for the Plan year. Prior to January 1, 2004 the Employer provided a 100% matching contribution on the first 3% of a participant’s voluntary contributions based on a payroll period basis.

Prior to January 1, 2004, the Employer could provide a discretionary matching contribution at the option of the Employer’s board of directors. The matching contribution was allocated as of December 31 as a uniform percentage of each participant’s voluntary contributions for the Plan year which are in excess of 3% of such participant’s compensation, but not in excess of 6%, as long as the participant, as of the Plan year end, was not separated from service unless due to death, total and permanent disability, or retirement on or after normal retirement age. The aggregate discretionary matching contributions for 2003 was $957,051.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

Participant’s Voluntary Contributions

A participant may elect to make a voluntary tax-deferred or after-tax contribution of 1% to 100% of his or her annual compensation up to the maximum permitted under Section 402(g) of the Code adjusted annually ($13,000 at December 31, 2004). Sections 401(k)(3) and 401(m)(3) of the Code also may limit the voluntary contribution. Prior to January 1, 2004, participants could only elect up to 50%.

Prior to November 3, 2003, newly eligible participants were deemed to have elected a 1% voluntary tax-deferred contribution unless they either specifically elected a different percentage or elected to receive their total compensation in cash. These deferrals were invested in the investment contract fund, unless the participant elected otherwise.

Effective February 1, 2003, the Plan was amended to include catch-up provisions for participants age 50 and over before the close of a Plan year.

Investment options

The participants direct the investment of both their own and the Employer’s contributions into various investment options offered by the Plan. The Plan currently offers eight mutual funds, a common collective trust, a self directed brokerage account, and the Employer’s common stock (“Employer Securities”) as investment options.

Participant accounts

Each participant’s account is credited with the participant’s contributions and allocations of 1) the Employer’s contributions, 2) investment earnings, and 3) administrative expenses. Allocations are based on the participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

A participant is fully and immediately vested for voluntary, rollover, and Employer matching contributions provided after December 31, 2004, and is credited with a year of vesting service in the Employer’s other contributions for each Plan year that the participant is credited with at least 500 hours of service.

A summary of vesting percentages relating to Employer’s matching contributions provided prior to December 31, 2004 follows:

Years of vested service	Percentage
Less than 1 year	0%
1 year	20
2 years	40
3 years	60
4 years	80
5 years	100

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

A summary of vesting percentages relating to the Employer’s Profit Sharing and Retirement Contributions follows:

Years of vested service	Percentage
Less than 5 years	0%
5 years	100

Payment of benefits

The full value of participants’ accounts becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, participants’ accounts, to the extent vested, become payable. Those participants with vested account balances greater than $1,000, ($5,000 prior to October 1, 2004) have the option of leaving their accounts invested in the Plan until age 70 1/2. All benefits will be paid as a lump-sum distribution. Those participants holding shares of Employer Securities will have the option of receiving such amounts in whole shares of Employer Securities and cash for any fractional shares. Participants have the option of having their benefit paid directly to an eligible retirement plan or individual retirement account specified by the participant.

In service withdrawals

A participant may elect to withdraw an amount in cash from the participant’s after-tax account.

A participant, upon reaching age 59 1/2, may withdraw up to 100% of the participant’s vested account balance.

A participant may elect a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

Participant loans

Participants are permitted to borrow from their account the lesser of $50,000 or 50% of the vested balance of their account with repayment made from payroll deductions. All loans become due and payable in full upon a participant’s termination of employment with the Employer. The borrowing is a separate earmarked investment of the participant’s account. Interest on the borrowing is based on the prime interest rate as reported in the Wall Street Journal on the first business day of the calendar quarter in which the loan occurs plus one percent.

Amounts allocated to participants withdrawn from the Plan

There was $61,841 allocated, but not yet paid, to participants withdrawn from the Plan at December 31, 2004. As of December 31, 2003 there were no amounts allocated, but not yet paid, to participants withdrawn from the Plan.

Forfeitures

Forfeitures are used to reduce the Employer provided contributions. Forfeitures of $1,084,311 and $235,776 were used to reduce contributions for the years ended December 31, 2004 and 2003, respectively. There were $21,903 and $549,700 of unused forfeitures at December 31, 2004 and 2003, respectively, which represent unallocated amounts.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

Expenses

Expenses of the Plan are deducted from participants’ accounts as follows: 1) participant fee of $6.92 less a revenue credit each month for revenue received from the mutual funds and common collective funds offered in the Plan, 2) a $50 loan origination fee that is withheld from a loan check and a $2 per month maintenance fee, 3) the lesser of $35 or 10% of their vested account for distributions, 4) a fee of $100 per year if the participant uses the self directed brokerage option, and 5) trustee fees relating to the INVESCO Stable Value Trust investment which are paid by the Plan from earnings not allocated to participants’ accounts.

Prior to January 1, 2004, expenses of the Plan were deducted from participants’ accounts as follows: 1) annual participant fee of approximately $0.50 for every $100 in a participant’s account, 2) a $60 to $75 loan origination fee that was withheld from a loan check, and 3) trustee fees relating to the Vanguard Institutional Index Fund and the Short Term Investment Fund which were paid by the Plan from earnings not allocated to participants’ accounts.

Brokerage fees, transfer taxes, and other expenses incurred in connection with the investment of the Plan’s assets will be added to the cost of investments purchased or deducted from the proceeds of investments sold.

2. Summary of accounting policies

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

Estimates

The Plan prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits at the date of the financial statements and the changes in net assets available for Plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Risks

The Plan provides for the various investment options as described in Note 1. Any investment is exposed to various risks, such as interest rate, market and credit risks. These risks could result in a material effect on participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Income recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

Investment valuation

Mutual funds are stated at fair value as determined by quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued as determined by quoted market price. The common collective trusts are stated at estimated fair value, which has been determined based on the unit values of the trusts. The trustee sponsoring the common collective trust determines the unit value by dividing the trust’s net asset at fair value by its units outstanding at the valuation dates.

Net appreciation in fair value of investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation in fair value of investments.

Benefit payments

Benefits are recorded when paid.

3. Investments

The Nationwide Trust Company, FSB, as trustee of the Plan, holds the Plan’s investments. Prior to January 1, 2004, Frank Russell Trust Company was trustee of the plan and held the investments in a custodial account at State Street Corporation. In connection with the change in trustee and custodian, the Plan’s investments in the common collective trusts, other than the money market, were liquidated as of December 31, 2004.

The following table presents balances for 2004 and 2003 for the Plan’s current investments. Investments that represent five percent or more of the Plan’s net assets and Employer Securities are separately identified.

	2004	2003
Investments at fair value as determined by:
Quoted market price
Common Stock:
Alliance Data Systems Corporation	$7,484,700	$3,911,848
Other	218,975	—
Shares of registered investment companies:
Vanguard Institutional Index Fund	21,663,961	23,511,187
Dodge & Cox Stock Fund	18,551,312	—
Pimco Total Return Fund	16,864,883	—
American Funds Growth Fund of America	14,814,764	—
American Funds EuroPacific Growth Fund	12,178,012	—
Royce Total Return Fund	8,267,558	—
Other	11,025,512	—

	111,069,677	27,423,035

Estimated fair value
Units in common collective trusts:
INVESCO Stable Value Trust	26,636,190	—
Other	—	1,380,561

	26,636,190	1,380,561

Cost
Participant loans	3,312,376	3,198,911

Total investments	$141,018,243	$32,002,507

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

During 2004 and 2003, the Plan’s investments (including investments bought, sold and held during each year) appreciated (depreciated) as follows:

	2004	2003
Investments at fair value as determined by:
Quoted market price
Shares of registered investment companies	$8,304,717	$4,822,497
Common Stock	3,133,768	1,219,188
Estimated fair value
Common collective trusts	—	11,787,225

Net change in fair value	$11,438,485	$17,828,910

4. Tax status

The IRS has determined and informed the Employer by a letter dated July 3, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

5. Plan administration

A committee comprised of members appointed by the board of directors of the Employer administers the Plan.

6. Plan termination

Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time. The Employer has the right at any time, by action of its board of directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

7. Party-in-interest

As of December 31, 2004 and 2003, the Plan’s investment portfolio includes an investment in the Common Stock of Alliance Data Systems Corporation, a party-in-interest to the Plan.

The Plan has contracts with The 401(k) Company, a third party administrator, and Nationwide Trust Company, FSB, trustee of the Plan, both of which are affiliates of Nationwide Mutual Insurance Company and receive fees for which the Plan is charged.

During 2003, the Frank Russell Trust Company, trustee of the Plan, its subsidiaries and affiliates maintained and managed certain of the investments of the Plan and the Plan was charged for such services.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

8. Benefit payments

Benefit distributions of $11,661,357 and $7,269,894 for the Plan years ended December 31, 2004 and 2003, include payments of $6,323 and $65,211, respectively, made to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan for the prior year. As of December 31, 2004, there were $19,072 in payments to be returned during 2005 that relate to 2004.

9. Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2004	2003
Net assets available for benefits per the financial statements	$147,865,078	$118,406,005
Amounts allocated to withdrawing participants	(61,841)	—

Net assets available for benefits per Form 5500	$147,803,237	$118,406,005

The following is a reconciliation of benefit payments per the financial statements to Form 5500:

Benefit payments per the financial statements	$11,661,357
Deemed distributions of participant loans	(122,251)
Amounts allocated to withdrawing participants at December 31, 2004	61,841
Corrective distributions	(6,323)

Benefit payments per Form 5500	$11,594,624

Amounts currently payable to or for participants, dependents, and beneficiaries are recorded on the Form 5500 for benefit claims processed and approved for payment prior to December 31 but not yet paid as of that date.

Alliance Data Systems 401(k) and Retirement Savings Plan
Ein #13-3163498 Plan #001
Schedule H, Line 4i

Schedule of Assets Held at End of Year
December 31, 2004

(a)	(b)	(c)	(d)	(e)
		Description of investment
		including maturity date,
	Identity of issuer,	rate of interest,
	borrower, lessor, or	collateral, par or maturity
	similar party	value	Cost(1)	Current Value
*	Alliance Data Systems Corporation	Common Stock – 157,639 shares		$7,484,700

	Vanguard Institutional Index Fund	Mutual fund – 195,682 shares		21,663,961

	Dodge & Cox Stock Fund	Mutual fund – 142,461 shares		18,551,312

	Pimco Total Return Fund	Mutual fund – 1,580,589 shares		16,864,883

	American Funds Growth Fund of America	Mutual fund – 541,080 shares		14,814,764

	American Funds EuroPacific Growth Fund	Mutual fund – 341,791 shares		12,178,012

	Royce Total Return Fund	Mutual fund – 682,142 shares		8,267,558

	Legg Mason Value Trust Fund	Mutual fund – 79,109 shares		5,557,430

	RS Investments Trust Diversified Growth Fund	Mutual fund – 238,603 shares		5,413,909

	Alliance Bernstein Capital Reserve	Mutual fund – 7,040 shares		7,040

	INVESCO Stable Value Trust	Common collective trust – 26,636,190 units		26,636,190

	Self Directed Brokerage Accounts			266,108

	Participant Loans	5.00% – 10.00%	—	3,312,376

*	Represents a party-in-interest

(1)	Cost information omitted – investment is part of individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.

The notes to the financial statements are an integral part of this schedule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 29, 2005

ALLIANCE DATA SYSTEMS 401(k) AND RETIREMENT SAVINGS PLAN

By:	/s/ Dwayne H. Tucker

Dwayne H. Tucker
Executive Vice President
Alliance Data Systems Corporation

INDEX TO EXHIBITS

Exhibit No.	Description
* 23	Consent of Independent Registered Public Accounting Firm

*	filed herewith